

Johnson Matthey


10015239

February 1, 2010

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666698
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**05 Jan 2010**
2.	**Notification of Transactions of Directors/Persons**	**11 Jan 2010**
3.	**Block Listing Interim Review**	**14 Jan 2010**
4.	**Block Listing Interim Review**	**14 Jan 2010**
5.	**Block Listing Interim Review**	**14 Jan 2010**
6.	**Block Listing Interim Review**	**14 Jan 2010**
7.	**Notification of Major Interests In Shares**	**25 Jan 2010**
8.	**News Release - Interim Management Statement**	**27 Jan 2010**
9.	**Notification of Transactions of Directors/Persons**	**27 Jan 2010**
10.	**Notification of Major Interests In Shares**	**28 Jan 2010**
11.	**Notification of Transactions of Directors/Persons**	**29 Jan 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to the person named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

S Farrant

8. State the nature of the transaction:

Exercise of executive share options and subsequent disposal of shares. Details are as follows:

	Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Sale Price (£)*
S Farrant	1,560	26/07/2006	12.82	15.651
S Farrant	390	26/07/2006	12.82	15.661
S Farrant	7,850	20/07/2005	10.70	15.61
S Farrant	1,962	20/07/2005	10.70	15.5861
S Farrant	1,962	20/07/2005	10.70	15.595
S Farrant	5,460	26/07/2006	12.82	15.59
S Farrant	1,365	26/07/2006	12.82	15.651

9. Number of shares, debentures or financial instruments relating to shares acquired:

   See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

13. Price per share or value of transaction:

    See 8 above

14. Date and place of transaction:

    4 January 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    N/A

16. Date issuer informed of transaction:

    5 January 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
5 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to the person named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   I F Stephenson

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Sale Price (£)*
1,560	26/07/2006	12.82	15.991
390	26/07/2006	12.82	15.99
13,183	26/07/2006	12.82	15.99
3,296	26/07/2006	12.82	16.02
16,402	20/07/2005	10.70	15.97
4,100	20/07/2005	10.70	15.9984
4,100	20/07/2005	10.70	15.9982

9. Number of shares, debentures or financial instruments relating to shares acquired:

See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

6 January 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

7 January 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
11 January 2010

BLOCK LISTING SIX MONTHLY RETURN

Date: 14 January 2010

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 June 2009	To:	30 November 2009
Balance of unallotted securities under scheme(s) from previous return:		91,825		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		91,825		

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

BLOCK LISTING SIX MONTHLY RETURN

Date: 14 January 2010

Name of *applicant*:		Johnson Matthey PLC	
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)	
Period of return:	From:	1 June 2009	To: 30 November 2009
Balance of unallotted securities under scheme(s) from previous return:		340,188	
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil	
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil	
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		340,188	

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

BLOCK LISTING SIX MONTHLY RETURN

Date: 14 January 2010

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 June 2009	To:	30 November 2009
Balance of unallotted securities under scheme(s) from previous return:		901,444		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		901,444		

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

BLOCK LISTING SIX MONTHLY RETURN

Date: 14 January 2010

Name of *applicant*:		Johnson Matthey PLC	
Name of scheme:		Meconic 1995 Approved Share Option Scheme	
Period of return:	From:	1 June 2009	To: 30 November 2009
Balance of unallotted securities under scheme(s) from previous return:		1,771	
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil	
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil	
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,771	

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights
   An acquisition or disposal of instruments with similar economic effect to qualifying instruments

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.): N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   22 January 2010

6. Date on which issuer notified:

   25 January 2010

7. Threshold(s) that is/are crossed or reached:

   Holding has gone above 12%

8. Notified details:

A. VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 20,947,855

   Number of voting rights: 20,947,855

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 25,289,722

   % of voting rights (direct): N/A

   % of voting rights (indirect): 11.78%

B QUALIFYING FINANCIAL INSTRUMENTS

N/A

C FINANCIAL INSTRUMENTS WITH SIMILAR ECONOMIC EFFECT TO QUALIFYING FNIANCIAL INSTRUMENTS

Type of financial instrument: CFD

Exercise price: N/A

Expiration date: N/A

Exercise/Conversion period: N/A

Number of voting rights instrument refers to: 764,767

% of voting rights (Nominal): 0.36%

% of voting rights (Delta): 0.36%

Total voting rights: 26,054,489 shares (12.14%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 26,054,489 shares (12.14%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

15. Contact Telephone Number: 020 7269 8461

25 January 2010



Johnson Matthey

News Release

For release at 7.00 am on Wednesday 27th January 2010

Johnson Matthey Plc

Interim Management Statement

Johnson Matthey is hosting an analysts' presentation today at The London Stock Exchange. At the meeting Neil Carson, Chief Executive of Johnson Matthey, will provide the following statement on trading in the company's third quarter ended 31st December 2009.

"Johnson Matthey performed well in the third quarter as we saw the beginnings of recovery in many of our key markets. During the same period last year the group's trading conditions deteriorated significantly. In the comparable period this year our markets have been more stable. As a result the group's sales excluding precious metals for the third quarter were 9% ahead of the same period last year. Operating profit before amortisation of acquired intangibles was 10% up on the third quarter of 2008/09.

Underlying profit before tax (before amortisation of acquired intangibles) was 20% higher than the third quarter last year as the group continued to benefit from reduced interest costs due to lower borrowings and low interest rates. Net borrowings fell in the quarter as cash generation in the period continued to be strong.

Third quarter sales excluding precious metals for Environmental Technologies Division were 22% ahead of last year and slightly ahead of those in the second quarter. Operational leverage and good cost control resulted in operating profit being more than 30% ahead of the same period last year. Emission Control Technologies' light duty vehicle sales in the third quarter continued to benefit from governments' incentive schemes and a recovery in consumer confidence, with sales ahead of last year in North America, Europe and Asia, where China continues to go from strength to strength. Together, global car production was 20% ahead of the third quarter of last year and 22% up on the last quarter. Heavy duty diesel sales in North America were slightly ahead of last year due to a delayed but small pre-buy ahead of

the new US 2010 legislation that came into effect at the beginning of this month. This resulted in comparative sales of HDD catalysts for the group being ahead for the first time this year. Process Technologies performed well in the third quarter with steady growth in sales of ammonia and methanol catalysts and Davy Process Technology licensed a further oxo alcohol plant and a substitute natural gas (SNG) plant in China.

Precious Metal Products Division's sales and profits were, as expected, lower than this time last year. However, platinum group metal (pgm) prices have steadily improved in the quarter, with average platinum prices of $1,397/oz, up 13% compared with the last quarter. Demand for our fabricated products and precious and base metal catalysts and chemicals has been steady and is now showing some signs of recovery.

Fine Chemicals Division's sales were slightly lower than in the third quarter of last year but operating profit was in line with last year's performance. Sales of active pharmaceutical ingredients were broadly in line with the same period last year but sales of research chemicals were slightly lower as demand remained sluggish.

In the fourth quarter, Environmental Technologies Division is expected to continue to make progress. Light duty vehicle production is anticipated to remain stable but the impact of the removal of government incentive schemes continues to be uncertain. The short term prospects for the heavy duty diesel market, on the other hand, remain subdued. If higher pgm prices are maintained, Precious Metal Products Division will benefit from increased commission income and higher profits from the refining and recycling business. The Fine Chemicals Division is performing in line with our expectations overall but its results will be slightly impacted by the rationalisation of our poorly performing speciality contract research and manufacturing services business.

Overall, the results for the full year for the group are expected to be slightly ahead of current market consensus expectations [1]."

Notes:

1 The company's survey of nine analysts' forecasts (as at 26th January 2010) for profit before tax, excluding amortisation of acquired intangibles, restructuring charges and profit on disposal of businesses, indicates that they are in a range from £229 million to £273 million with a consensus of £242 million.

2 There will be a brief conference call for analysts and investors at 7.30 am on Wednesday 27th January 2010. To participate, please contact The Headland Consultancy (Dudley White / Tom Gough) on 020 7367 5222.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Robert MacLeod	Group Finance Director	020 7269 8484
Howard Lee	The HeadLand Consultancy	020 7367 5225
www.matthey.com		

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
S Farrant	24
N P H Garner	24
G P Otterman	24
L C Pentz	24
W F Sandford	24
I F Stephenson	24
J F Walker	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.02

14. Date and place of transaction:

20 January 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	173,953
L C Pentz	24,868
W F Sandford	4,794

16. Date issuer informed of transaction:

27 January 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
27 January 2010

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights
   An acquisition or disposal of instruments with similar economic effect to qualifying instruments

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.): N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   25 January 2010

6. Date on which issuer notified:

   27 January 2010

7. Threshold(s) that is/are crossed or reached:

   Holding has gone below 12%

8. Notified details:

A. VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 25,289,722

   Number of voting rights: 25,289,722

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 24,678,833

   % of voting rights (direct): N/A

   % of voting rights (indirect): 11.50%

B QUALIFYING FINANCIAL INSTRUMENTS

N/A

C FINANCIAL INSTRUMENTS WITH SIMILAR ECONOMIC EFFECT TO QUALIFYING FNIANCIAL INSTRUMENTS

Type of financial instrument: CFD

Exercise price: N/A

Expiration date: N/A

Exercise/Conversion period: N/A

Number of voting rights instrument refers to: 823,194

% of voting rights (Nominal): 0.38%

% of voting rights (Delta): 0.38%

Total voting rights: 25,502,027 shares (11.88%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 25,502,027 shares (11.88%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

15. Contact Telephone Number: 020 7269 8461

28 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Mr R J MacLeod

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to Mr R J MacLeod (director) and his wife Mrs S E MacLeod (connected person)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of holdings of the persons named in 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Spiers & Jeffrey Portfolio Management Limited

8. State the nature of the transaction:

   Transfer of 1,750 ordinary shares of £1 each by Mr R J MacLeod to Mrs S E MacLeod

9. Number of shares, debentures or financial instruments relating to shares acquired:

   Mrs S E MacLeod – 1,750

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

    Mr R J MacLeod – 1,750

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

N/A

14. Date and place of transaction:

28 January 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

Mr R J MacLeod – 3,000 ordinary shares of £1 each

16. Date issuer informed of transaction:

28 January 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
29 January 2010